As filed with the Securities and Exchange Commission on December 2, 2010
Registration No. 333-[     ]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

THE REPUBLIC OF HUNGARY
(Name of Registrant)

Consulate General of the Republic of Hungary in New York
223 East 52nd Street
New York, NY 10022
(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
Steven G. Tepper
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities	Amount to Be	Aggregate Offering	Aggregate Offering	Amount of
to be Registered	Registered	Price Per Share(1)	Price(1)(2)	Registration Fee(3)
Debt Securities	$5,000,000,000	100%	$5,000,000,000	$356,500

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Exclusive of accrued interest, if any.

(3)	This Registration Statement and the Prospectus included herein relate to $5,000,000,000 aggregate principal amount of debt securities, of which $500,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-131950 filed on February 21, 2006. $53,500 of the total registration fee paid by the Registrant with Registration Statement No. 333-131950 and calculated in accordance with the fees then in effect (which relates to $500,000,000 aggregate principal amount of debt securities) has been applied to the registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. The remaining fee of $303,000 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of $4,500,000,000 of additional debt securities to be registered hereunder.
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
          Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $500,000,000 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-131950 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

Explanatory Note
     This Registration Statement is being filed pursuant to Rule 429. This Registration Statement and the Prospectus included herein and constituting a part hereof relate to debt securities having an aggregate principal amount of $5,000,000,000, of which $500,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-131950 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.
     In the event that the Republic elects to offer securities on different terms or in a different manner from that specified in the Prospectus included herein, the securities may be offered from time to time pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities on terms and in the manner to be specified in the separate Prospectus Supplements to be delivered in connection with each such offering and filed with the Securities and Exchange Commission pursuant to Rule 424(b).

CROSS REFERENCE SHEET
Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	Description of Debt Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	Cover Page; Use of Proceeds**
9.	Cover Page**
10.	Cover Page**
11.	***
12.	Validity of the Debt Securities
13.	***
14.	***

Notes:—

*	Additional information included or to be included in the Republic’s Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities.

***	Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. The Republic may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 2, 2010
PROSPECTUS
Republic of Hungary
Debt Securities
     We may offer up to U.S.$5,000,000,000 of our debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be direct, unconditional, unsecured and general obligations of the Republic of Hungary. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Hungary and will be backed by the full faith and credit of the Republic of Hungary.
     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement, including any information incorporated herein or therein by reference, carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offence.
The date of this Prospectus is                 , 2010

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that the Republic of Hungary (the “Republic”) filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, the Republic may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$5,000,000,000. This prospectus provides you with basic information about the Republic and a general description of the debt securities the Republic may offer. Each time the Republic sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about the Republic, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement, including any information incorporated herein or therein by reference. References herein to the prospectus are also to the prospectus supplement.
     Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.
FORWARD-LOOKING STATEMENTS
     This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement include or may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933. All statements other than statements of historical facts included in this prospectus or in a prospectus supplement regarding (among other things) the Republic’s economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. Such statements include, but are not limited to, statements in this prospectus which refer to:
•	expected budget for any future fiscal year of the Republic;

•	estimated future budget deficits;

•	future deregulation of prices;

•	future privatizations and revenues from them;

•	future development of the current account deficit;

•	future GDP growth or contraction, as applicable;

•	future development and sustainability of health care and pension systems;

•	the Convergence Programme, future participation of Hungary in ERM II, and the future introduction of the Euro as the official Hungarian currency; and

•	expected future payments on public debt.
     By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Republic files Annual Reports on Form 18-K with the SEC on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2009 filed with the SEC on November 30, 2010 and Amendment No. 3 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008, also filed with the SEC on November 30, 2010, are hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the SEC by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.
     Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.
     Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, NY 10022.
DATA DISSEMINATION
     The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For the Republic, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated no later than 12 months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=HUN. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.
WHERE YOU CAN FIND MORE INFORMATION
     The Republic files an annual report on Form 18-K with the SEC. The annual report includes financial, statistical and other information concerning the Republic. You can inspect and copy this report at the Office of Investor Education and Advocacy maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s Office of Investor Education and Advocacy. You can also obtain copies of the annual report at prescribed rates from the SEC’s Office of Investor Education and Advocacy. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website at www.sec.gov.
ENFORCEMENT OF JUDGMENTS
     It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.
     The Republic will be submitting to the jurisdiction of courts present in New York City for lawsuits brought by investors on the debt securities. Thus, the Republic will specifically agree that these courts have the authority to try a case against it for these specific actions.
     In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in New York City or in any appropriate court in Hungary. This waiver of immunity will be limited. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963;

•	any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere; and/or

•	military property or military assets or property or assets of the Republic related thereto.
     Thus, the Republic may assert immunity to such actions. Investors may have a difficult time making any claims based upon such securities laws or enforcing judgments against the property described above.
     In accordance with Regulation (EC) No 593/2008 of the European Parliament and of the Council of 17 June 2008 relating to contractual obligations (“Rome I”) (which is directly applicable to the Republic), in the case of contractual obligations in civil and commercial matters which fall under the scope of Rome I, Hungarian law recognizes that contracting parties may freely agree on a choice of foreign law whether or not it is the law of a Member State of the EU. In the case of contractual obligations which fall beyond the scope of Rome I, under Law-Decree No. 13 of 1979 on International Private Law of the Republic of Hungary, the parties may freely agree on a choice of a non-Hungarian jurisdiction and of foreign law in commercial matters provided that there is a substantial foreign element in their legal relationship. The agreed upon courts have exclusive jurisdiction, unless otherwise provided by the parties.
     In accordance with Regulation (EC) No 864/2007 of the European Parliament and of the Council of 11 July 2007 relating to non-contractual obligations (“Rome II”) (which is directly applicable to the Republic), in the case of non-contractual obligations which fall under the scope of Rome II, Hungarian law also recognizes that contracting parties may freely agree on a choice of foreign law to govern non-contractual obligations arising out of or in connection with certain contractual obligations.
     Under Hungarian law, a judgment of a court established in a country other than the Republic of Hungary may be enforced in the Hungarian courts, if: (i) the jurisdiction of the foreign court is legitimate under the rules of jurisdiction of Hungarian law; (ii) the decision is final under the foreign law under which it was made; (iii) there is reciprocity between Hungary and the state of the foreign court; and that (a) such judgment does not contravene the basic principles of public policy in the Republic of Hungary; (b) the losing party or its representative had proper or timely notice of the proceedings; (c) the proceedings in which the judgment was made did not seriously breach general principles of Hungarian procedural rules; (d) litigation between the same parties involving the same dispute was not commenced in Hungary prior to the initiation of the foreign litigation; and (e) Hungarian courts have not already determined the matter (res judicata). However, Hungarian courts must recognize and enforce judgments of a foreign court chosen by the parties in a commercial matter (in Hungarian: vagyonjogi határozat) even if there is no reciprocity between Hungary and the state of the foreign court, provided that the choice of forum by the parties is valid under the above-mentioned decree.
     Following the Republic’s accession to the EU on May 1, 2004, Council Regulation 2001/44/EC on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters applies to judgments and their enforcement by and of courts in the Member States of the EU.
     You should note that Hungary is a party to the New York Treaty on the Recognition and the Enforcement of Arbitration Awards, dated June 10, 1958, and therefore the recognition and enforcement of the arbitration awards obtained by a holder of a debt security in a country being a party to such treaty is possible in Hungary, provided that such forum has been chosen. No award will be recognized and enforced however, if the provisions therein are contrary to Hungarian public policy.
     Due to the above rules on enforcement, even if a U.S. court were to rule in an investor’s favor, such an investor may have in certain cases a difficult time collecting such amount in Hungary, the location of most of the Republic’s assets.
USE OF PROCEEDS
     Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from each sale of debt securities will be used for general financing purposes. The Republic may also issue securities in exchange for any of its outstanding securities.

DESCRIPTION OF THE DEBT SECURITIES
     This is a brief summary of the terms and conditions of the debt securities and the related fiscal agency agreement. Copies of the debt securities and the fiscal agency agreement forms, which may differ from one series of debt securities to another, will be filed as exhibits to the registration statement that includes this prospectus. You should not assume this summary is complete and should rely primarily on the information found in the exhibits. Each time the Republic sells securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.
General
     The Republic will issue the debt securities under a fiscal agency agreement between the Republic and a selected fiscal agent.
     The Republic may issue the debt securities in one series or more, as it may authorize from time to time. The prospectus supplement for each such series will contain the following information:
•	designation, aggregate principal amount, any limitation on the aggregate principal amount, currency of denomination and payment, and authorized denominations;

•	price of the securities, expressed as a percentage of the principal amount at which the debt securities will be issued;

•	level and method of determining any interest rate(s);

•	any dates of interest rate payments and dates from which interest will accrue;

•	any index, price or formula used to set the amount of any payment of principal, premium or interest;

•	places where the principal, any premium and any interest will be payable;

•	the record dates, if any, for the determination of holders of debt securities to whom any interest or principal is payable;

•	any optional or mandatory redemption terms, or repurchase or sinking fund provisions;

•	whether the debt securities will be in bearer form and include any interest coupons, or in registered form, or both bearer and registered form, as well as restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in bearer form; and

•	other specific information as needed.
     Any debt securities offered by the Republic that are exchangeable for other debt securities or for shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed by the Republic will be described in the prospectus supplement relating to such debt securities.
     The prospectus supplement for a given issue of debt securities will also provide information on the principal United States federal income and other tax consequences, if any, applicable to such debt securities.
     If applicable, the prospectus supplement may also describe any Republic income tax consequences and special considerations applicable to that particular series of debt securities.
     The Republic may issue the debt securities as discounted securities which either bear no interest or bear interest at a rate below market rates at the time of issue. These discounted debt securities may be sold at a substantial discount below the stated principal amount.

Status of the Debt Securities
     The debt securities will be direct, unconditional, unsecured and general obligations of the Republic. Except as explained under the heading “Negative Pledge” below, the debt securities will rank at least equally in right of payment with all other unsecured and unsubordinated obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. The debt securities will be backed by the full faith and credit of the Republic. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.
Payment
     Unless otherwise specified in the applicable prospectus supplement, principal at maturity of a debt security will be payable at the office of the fiscal agent upon surrender of the debt security, and interest will be paid by check mailed to the registered holders of the debt securities. A registered holder of a debt security of a series, the aggregate principal amount of which equals or exceeds $1,000,000, may elect in writing to have interest paid to it by wire transfer in same-day funds to a bank account maintained by the holder in the United States. Notwithstanding anything above to the contrary, if the debt securities are to be issued in the form of global securities (as discussed below) payment of the principal of and interest on any such global debt securities will be made in accordance with the regular procedures established by the depository for those global debt securities.
     If any date on which principal or interest or additional amounts is due to be paid is not a business day for the fiscal agent, the Republic may pay such principal or interest on the next succeeding business day and no interest shall accrue for such intervening period, provided however that if that next succeeding business day falls in the next calendar month, such payment of principal or interest will be payable on the first preceding business day. For this purpose, business day means a day on which commercial banks and foreign exchange markets are open for business and settle payments both in London and New York.
     Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to the Republic, as provided and in the manner set forth in the debt securities. After the return of these moneys to the Republic, the holders of these debt securities may look only to the Republic for any payment.
     Claims for payment of the principal amount of the debt securities shall become void ten years after such principal amount became due and payable. Claims for payment of interest on the debt securities shall become void five years after the relevant interest payment date on which the interest became due and payable.
Negative Pledge
     As long as any debt security remains outstanding, the Republic will not allow any Security Interest to be established on any of the Republic’s or the National Bank of Hungary’s (“NBH”) assets or revenues, present or future, in order to secure (i) any Public External Indebtedness of the Republic having an original maturity of at least one year, or (ii) any Public External Indebtedness of the NBH having an original maturity of at least one year and incurred on or prior to December 31, 1998, unless the debt securities are secured equally and ratably to this external indebtedness.
     For these purposes:
     “External Indebtedness” means any obligation in respect of existing or future Indebtedness denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of the Republic of Hungary. If at any time the lawful currency of the Republic of Hungary becomes the Euro, then External Indebtedness shall also include Indebtedness expressed in or payable or optionally payable in Euro, if (i) such Indebtedness was issued after the date on which the Euro became the lawful currency of the Republic of Hungary, and (ii) more than 50% of the aggregate principal amount of such Indebtedness was initially placed outside the Republic of Hungary.
     “Public External Indebtedness” means External Indebtedness which: (i) is in the form of, or represented by, bonds, notes or other similar securities, and (ii) is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.
     “Indebtedness” means any indebtedness of any Person (whether incurred as principal or surety) for money borrowed.

     “Person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency of a state or other entity, whether or not having separate legal personality.
     “Security Interest” means any lien, pledge, hypothecation, mortgage, security interest, charge or other encumbrance or arrangement which has a similar legal and economic effect, and, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction.
Governing Law
     The debt securities will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York (other than Section 5-1401 of the General Obligation Law of the State of New York), except for the Republic’s authorization and execution procedures and any other matters that must be governed by the laws of the Republic. The Republic will submit to the jurisdiction of any state or federal court in New York City for lawsuits brought by investors on the debt securities. Investors may also bring actions against the Republic in the appropriate Hungarian courts. The Republic will appoint the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, New York, 10022, as its authorized agent to receive any process that may be served in an action brought by an investor.
Fiscal Agent
     The fiscal agency agreement will govern the duties of the fiscal agent appointed by the Republic for each series of debt securities. The fiscal agent chosen for each series may not always be the same agent. The Republic may also maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.
     Please note that the fiscal agent is an agent of the Republic, not a trustee for the holders of the debt securities, and does not have the responsibility or duty to act for the holders as a trustee.
Payment of Additional Amounts
     All payments made in respect of a debt security, including payments of principal and interest, to a holder of a debt security that is not a resident of the Republic, will be made by the Republic without withholding or deducting for or on account of present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by the Republic or any political subdivision or taxing authority within the Republic (“Taxes”). In the event the Republic is required by law to deduct or withhold any such Taxes from payments, the Republic will pay such additional amounts as may be necessary so that the net amount received is equal to the amount provided for in the debt security to be paid in the absence of such deduction or withholding. A holder will not be paid any additional amounts, however, if the Tax is:
•	a Tax that would not have been imposed but for the holder’s present or former connection (or a connection of the holder’s fiduciary, shareholder or other related party) with the Republic, including being or having been a citizen or resident of the Republic or being or having been engaged in a trade or business or present in the Republic or having, or having had, a permanent establishment in the Republic;

•	imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC on taxation of savings income in the form on interest payments or any other Directive implementing the conclusions of the EU Council of Finance Ministers meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	imposed because the holder presents a debt security for payment more than thirty (30) days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•	a Tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the holder’s nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the debt security), if the holder’s compliance is required by the laws of the Republic or of any political subdivision or taxing authority of the Republic to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the debt security if such payment can be made without such withholding by another paying agent; or

•	imposed as a result of any combination of the items listed above.
     Furthermore, no additional amounts will be paid with respect to any debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlor with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the debt security themselves.
Events of Default and Acceleration; Collective Action Securities
     The debt securities that the Republic will issue will be collective action securities. Collective action securities contain provisions regarding acceleration and future modification to their terms that may differ from those applicable to the Republic’s outstanding securities that are not designated as collective action securities, as follows:
     Event of Default; Event of Acceleration. For each series of debt securities:
•	an “event of default” means any of the following:
•	non-payment — the Republic fails to pay the principal of or interest on any debt security in the series for more than 30 days after payment is due; or

•	breach of other obligations — the Republic does not perform any of its other covenants under any debt security in the series for more than 60 days after the holder of the debt security has given written notice of the breach to the Republic at the fiscal agent’s corporate trust office;
•	an “event of acceleration” means any of the following:
•	failure to take action — any action, condition or any other thing which at any time is required to be taken, fulfilled or done in order: (A) to enable the Republic lawfully to enter into, exercise its rights and perform and comply with its obligations under and in respect of that series of debt securities, (B) to ensure that those obligations are legal, valid, binding and enforceable and (C) subject to their official translation into the Hungarian language, to make the debt securities admissible in evidence in the courts of the Republic of Hungary, is not taken, fulfilled or done within 30 days of receipt by the Republic of written notice thereof; or

•	invalidity — it becomes illegal for the Republic to perform any of its obligations under the debt securities or if these obligations become invalid and not remedied by the Republic within 30 days’ written notice thereof.
     If an event of default or an event of acceleration occurs, all of the debt securities in the given series may, by written notice addressed and delivered by the holders of at least 25% of the aggregate principal amount of the outstanding debt securities in that series to the Republic at the office of the fiscal agent, be declared to be immediately due and payable, unless prior to such date the Republic shall have remedied the event of default or event of acceleration for all the debt securities in that series.
     If the fiscal agent receives notice in writing from holders of at least 50% in aggregate principal amount of the outstanding debt securities in the given series and/or a resolution is passed at a meeting of the holders of the debt securities in that series, duly convened and held in accordance with the fiscal agency agreement, to the effect that the event(s) of default and/or event(s) of acceleration giving rise to a declaration of acceleration made pursuant to the conditions above is or are cured or is or are waived by them following any such declaration and that such holders request the fiscal agent to rescind the relevant declaration, the fiscal agent shall, by notice in writing to the Republic and the holders, rescind the relevant declaration whereupon it shall be rescinded and shall have no further effect.
     For these purposes, “outstanding debt securities” in a given series does not include those debt securities in that series (if any) which are for the time being held by any person (including but not limited to the Republic) for the benefit of the Republic or by any public body owned or controlled, directly or indirectly, by the Republic.
     The Republic is not obliged to provide investors with periodic evidence that there are no defaults and/or events of acceleration. Please also note that the fiscal agency agreement does not provide for the holders to be notified of the existence of an event of default or an event of acceleration or for any right to examine the debt securities register.
     Meeting of Holders of Debt Securities; Modification. The fiscal agency agreement contains provisions for convening meetings of holders of debt securities in a given series to consider matters relating to the debt securities in that series, including, without limitation, the modification of any provision of the terms of the debt securities in that series. Any such modification may be made if, having been approved in writing by the Republic, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Republic and shall be convened by the fiscal agent upon the request in writing of holders holding not less than 10% of the aggregate principal amount of the outstanding debt securities in the given series. The quorum at any meeting of holders convened to vote on an Extraordinary Resolution will be two or more persons holding or representing not less than 50% of the aggregate principal amount of the outstanding debt securities in the given series or, at any adjourned meeting of holders, two or more persons being or representing holders, whatever the aggregate principal amount of the outstanding debt securities held or represented; provided, however, that any proposals relating to a Reserved Matter may only be sanctioned by an Extraordinary Resolution passed at a meeting of holders at which two or more persons holding or representing not less than 75% of the aggregate principal amount of the outstanding debt securities in that series or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding debt securities in the given series form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the holders, whether present or not.
     If a resolution is brought in writing, such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more holders.
     To participate in a meeting of holders of debt securities, a holder of debt securities must obtain a proxy or voting certificate from the fiscal agent, as described in the fiscal agency agreement.
     For these purposes:
     “Extraordinary Resolution” means:
•	in relation to any Reserved Matter:
•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; or

•	a resolution in writing signed by or on behalf of holders of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; and
•	in relation to any other matter:
•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 66.67% of the aggregate principal amount of the outstanding debt securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of holders of not less than 66.67% of the aggregate principal amount of all outstanding debt securities in the given series.
     “Reserved Matter” means any proposal to:

•	change any date, or the method of determining the date, fixed for payment of principal or interest in respect of the debt securities in the given series, to reduce the amount of principal or interest payable on any date in respect of the debt securities in that series or to alter the method of calculating the amount of any payment in respect of the debt securities in that series on redemption or maturity or the date for any such payment;

•	effect the exchange or substitution of the debt securities in the given series for, or the conversion of the debt securities in that series into, shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed;

•	reduce or cancel the principal amount of the debt securities in the given series;

•	vary the currency or place of payment in which any payment in respect of the debt securities in the given series is to be made;

•	amend the status of debt securities in the given series;

•	amend the obligation of the Republic to pay additional amounts;

•	amend the events of default or the events of acceleration;

•	amend the law governing the debt securities in the given series, the courts to the jurisdiction to which the Republic has submitted in the debt securities in that series, the Republic’s obligation to maintain an agent for service of process in the United States or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder of the debt securities in that series;

•	modify the provisions contained in the fiscal agency agreement concerning the quorum required at any meeting of the holders of the debt securities in the given series or any adjournment thereof or concerning the majority required to pass an Extraordinary Resolution or the percentage of votes required for the taking of any action;

•	change the definition of “Extraordinary Resolution” or “outstanding” in the conditions of the debt securities in the given series and/or fiscal agency agreement;

•	instruct any holder or committee appointed on behalf of all holders of the debt securities in the given series to withdraw, settle or compromise any proceeding or claim being asserted pursuant to the relevant condition of the debt securities in that series;

•	confer upon any committee appointed any powers or discretions which the holders of the debt securities in the given series could themselves exercise by Extraordinary Resolution; or

•	amend the definition of Reserved Matter.
     For these purposes, “outstanding debt securities” in a given series does not include those debt securities in that series (if any) which are for the time being held by any person (including but not limited to the Republic) for the benefit of the Republic or by any public body owned or controlled, directly or indirectly, by the Republic.
     The Republic and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement for the purposes of:
•	curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the fiscal agency agreement; or

•	amending the fiscal agency agreement in any manner as the Republic or the fiscal agent may deem necessary or desirable, which is not inconsistent with the debt securities of that series and, as solely determined by the Republic, does not adversely affect the interests of any holder of debt securities of that series.

     Representative Committee. The holders of the debt securities in a series may, by a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, or by notice in writing to the fiscal agent signed by or on behalf of the holders of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, appoint any persons as a committee to represent the interests of the holders if any of the following events shall have occurred:
•	an event of default or an event of acceleration;

•	any event or circumstance which would, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfillment of any other requirement provided for become an event of default or an event of acceleration; or

•	any public announcement by the Republic, to the effect that the Republic is seeking or intends to seek a restructuring of that series of debt securities (whether by amendment, exchange offer or otherwise).
     Such committee in its discretion may, among other things, (i) engage legal advisers and financial advisers to assist it in representing the interests of the holders, (ii) adopt such rules as it considers appropriate regarding its proceedings and (iii) enter into discussions with the Republic and/or other creditors of the Republic.
Further Issues of Debt Securities of a Series
     The Republic may from time to time, without the consent of holders of the debt securities of any series, create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series even if such additional debt securities have original issue discount for U.S. federal income tax purposes and even if doing so may adversely affect the value of the debt securities of that series. Such additional debt securities, together with the debt securities of that series, will constitute a single series of debt securities under the fiscal agency agreement.
Global Securities
     If specified in a prospectus supplement, the Republic will issue the debt securities as one or more fully registered global securities to be deposited with or on behalf of The Depository Trust Company, New York, New York (“DTC”), its nominee and/or one or more depositories named in the prospectus supplement, such as the Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A., Luxembourg (“Clearstream, Luxembourg”).
     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” as defined by the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities of its participants and facilitates clearance and settlement of securities transactions through electronic book-entry changes in its participants’ accounts. This eliminates the need to exchange certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system accordingly.
     The issuance of global securities by the Republic means the Republic will not issue certificates to each holder. A global security will be registered in the name of the related depository or its nominee, who will keep computerized records of its participants (such as the holder’s broker) whose clients have purchased the debt securities. The participant will keep a record of its clients who purchased the debt securities. Except as explained below or in an applicable prospectus supplement, a global security may be transferred only in whole and only to the appropriate depository or its nominee.
     While the relevant prospectus supplement will describe the specific terms of the depository arrangement for any portion of a series of debt securities represented by a global security, the Republic anticipates that the following provisions will apply to all depository arrangements.
     After a global security is issued, the Republic expects that the depository or nominee will credit on its electronic system the principal amounts of the debt securities represented by the global security to the accounts of its “participants,” i.e., institutions that have accounts with the depository or nominee. Only participants or persons that may hold interests through participants may own beneficial interests in a global security. These beneficial interests will be shown on, and transfers of global securities will be made only through the records maintained by the depository and its participants. Please note that laws in certain states require that purchasers must acquire securities in physical form (i.e., certificates). Such limitations may prevent certain investors from owning, transferring or pledging a beneficial interest in a global security.
     The Republic will provide the fiscal agent with payment of principal, any premium or interest due on the debt securities on an interest payment date or at maturity on that day. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the global security representing the particular debt securities according to arrangements made between the fiscal agent and the depository. The Republic will treat the depository or its nominee as the owner for all purposes. Therefore, neither the Republic nor the fiscal agent will have any direct responsibility or liability for payments made on account of beneficial ownership interests of a global security or for maintaining or reviewing the related records.
     After receiving payment of any principal or interest, the depository will credit the accounts of the participants on the payment dates according to their respective holdings of beneficial interests in the global securities as shown in the relevant records. Payments by participants to owners of beneficial interests in the global securities will be governed by the customary practices between the participants and owners of beneficial interests in “street name.” However, payments will be the responsibility of the participants and not of the depository or the Republic.
     As long as a depository or nominee is the registered owner of a global security, it will continue to be considered the sole owner and holder of the debt securities represented by the global security. Except for cases outlined in this section or in a prospectus supplement, owners of beneficial interests in a global security:
•	may not have the debt securities represented by the global security registered in their names;

•	will not receive or be entitled to receive debt securities in certificate form through exchange or some other manner; and

•	will not be considered the owners or holders of any debt securities represented by a given global security.
     Accordingly, investors owning a beneficial interest in a global security must rely on participants of the depository to exercise any of their rights under the debt securities. Participants must in turn rely upon the procedures of the depository. Under current industry practice, if the owner of a beneficial interest desired to take any action that the depository or its nominee would have the right to take as the holder of the global security, the depository would authorize the participant to take such an action and the participants would then authorize beneficial owners to do the same or would otherwise follow the instructions of the owner of the beneficial interest.
     Unless stated otherwise in a prospectus supplement, no global security may be transferred, except in whole and not in part, and only by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository
     Notwithstanding the foregoing, under the following conditions, debt securities represented by a global security may be exchanged for debt securities in certificate form in denominations specified in the applicable prospectus supplement:
•	if the depository or each of Euroclear and Clearstream, Luxembourg notifies the Republic that it is unwilling or unable to continue as depository or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed;

•	the Republic decides not to have all of the debt securities of the series represented by the global security;

•	if there is a continuing actual or potential event of default that would allow the holders of the related debt securities to declare their principal and interest immediately due and payable; or

•	in such other events as may be specified in a prospectus supplement.
     Any debt security that is exchangeable under the above conditions may be exchanged for debt securities in certificate form registered in the names specified by the depository. Debt securities that have been exchanged may be presented for registration of transfer or exchange at the office of the fiscal agent in London or Luxembourg. Subject to the above, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depository or its nominee.
PLAN OF DISTRIBUTION
     This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of the debt securities. Each such prospectus supplement will include the following information:
•	names and addresses of any underwriters or agents;

•	price of the debt securities;

•	net proceeds received by the Republic from the sale of the debt securities;

•	discounts or other compensation to the underwriters;

•	discounts or concessions made to dealers;

•	security exchanges on which the debt securities may be listed.
     The Republic may sell the debt securities:
•	through underwriters or dealers;

•	directly to one or more institutional purchasers; or

•	through agents.
By Underwriters
     If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price or at varying prices set at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by the managing underwriters or directly from syndicate members or designated dealers. Unless the applicable prospectus supplement states otherwise, certain conditions must be met before the underwriters will be obliged to purchase the debt securities and, once any debt securities are purchased, the underwriters must then purchase all of the debt securities offered in the prospectus supplement. Any initial public offering price and discounts or concessions made to dealers may be changed from time to time.
Direct Sales
     The Republic may sell the debt securities directly to one or more institutional investors. In this case, no underwriters or agents would be involved.
By Agents
     The Republic may sell the debt securities through agents. In this case, the prospectus supplement will give the name of the agents involved in the offer and sale of the debt securities and the commission the Republic will pay for the agent’s services. Unless the prospectus supplement indicates otherwise, the agent will use its best efforts to solicit purchases during the time of its appointment.
     A prospectus supplement may also indicate that the Republic will authorize agents, dealers or underwriters to solicit offers from specified institutions to purchase the debt securities. These institutions would purchase the debt securities at the public offering price given in the prospectus supplement, plus accrued interest, on the basis of delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. These contracts will be subject only to the conditions given in the prospectus supplement, which would also contain the commission payable for solicitation.
     The Republic may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to any payments that the underwriters, dealers or agents may be required to make. Underwriters and agents may also engage in transactions with or perform services for the Republic in the ordinary course of their business.
     Each series of the debt securities will be a new issue of the debt securities with no established trading markets. Underwriters, dealers and agents may, but need not, make a market in the debt securities and may discontinue market making at any time without notice. Neither the Republic nor any underwriters, dealers or agents can give any assurance as to the liquidity of the trading market for the debt securities.
VALIDITY OF THE SECURITIES
     Certain legal matters with respect to the debt securities to be offered will be passed upon on behalf of the Republic by the special Hungarian counsel for the Republic to be named in a relevant prospectus supplement, and by the special United States counsel for the Republic to be named in a relevant prospectus supplement, and, if sold to or through underwriters, will be passed upon for such underwriters by their United States counsel to be named in the prospectus or prospectus supplements thereto. All statements in this prospectus with respect to matters of the law of Hungary have been passed upon by Dr. Zsolt Szita Law Office, Hungarian counsel to the Government Debt Management Agency Private Company Limited by Shares. In rendering its opinion, United States counsel will rely as to all matters of the law of Hungary upon the opinion of Dr. Zsolt Szita Law Office.
AUTHORIZED AGENT IN THE UNITED STATES
     The authorized agent of the Republic in the United States is the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, NY 10022.
OFFICIAL STATEMENTS AND DOCUMENTS
     The information set forth herein and in the documents incorporated by reference relating to the Republic has been reviewed by Dr. György Matolcsy in his official capacity as the Minister of National Economy, being the Minister responsible for Public Finances, and is included herein on his authority.
     The information for which the NBH has been cited as the source was provided by the NBH. The information for which the Ministry of National Economy is cited as the source was provided by the Ministry of National Economy of the Republic. The information for which the Government Debt Management Agency Private Company Limited by Shares is cited as the source was provided by the Government Debt Management Agency Private Company Limited by Shares.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our debt securities in any jurisdiction in which such offer or solicitation would be unlawful.
Republic of Hungary
Prospectus
Dated                 , 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 11. Estimated Expenses
     It is estimated that the expenses of the Republic in connection with the sale of Debt Securities hereunder will be as follows:

$

Registration fee		356,500	**
FINRA fee			*
Blue sky fees and expenses			*
Printing expenses			*
Fiscal Agent fees and expenses			*
Miscellaneous expenses, including legal fees and reimbursements of expenses of the underwriters			*
Total			*

Note:—

*	To be filed concurrently with the appropriate prospectus supplement, either in an amendment to the Republic’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement.

**	This Registration Statement and the Prospectus included herein relate to $5,000,000,000 aggregate principal amount of debt securities, of which $500,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-131950 filed on February 21, 2006. $53,500 of the total registration fee paid by the Registrant with Registration Statement No. 333-131950 and calculated in accordance with the fees then in effect (which relates to $500,000,000 aggregate principal amount of debt securities) has been applied to the registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. The remaining fee of $303,000 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of $4,500,000,000 of additional debt securities to be registered hereunder.
Item 13. Copy of Agreements with Underwriters
     Filed as an exhibit to this Registration Statement.
Item 14. Agreement to Provide Legal Opinions
     The Republic hereby agrees to furnish the opinions of the special Hungarian counsel for the Republic as to the legality of each issue of securities in post-effective amendments to this Registration Statement, in each case together with a translation, where necessary, into the English language.
UNDERTAKINGS
     The Republic hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)	to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

CONTENTS
     This Registration Statement comprises:
(1)	The facing sheet;

(2)	Cross-reference sheet;

(3)	Part I, consisting of the Prospectus;

(4)	Part II, consisting of pages numbered II-1 through II-6; and

(5)	The following exhibits:

1.1	Form of Underwriting Agreement.*

4.1	Form of proposed Debt Security (attached to the form of Fiscal Agency Agreement under Exhibit 99.1 below).

5.1	Opinion of Dr. Zsolt Szita Law Office, Hungarian counsel to the Republic of Hungary as to the legality of the Debt Securities.

5.2	Opinion of Arnold & Porter LLP, U.S. counsel to the Republic of Hungary as to the legality of the Debt Securities.

23.1	The consent of Dr. Zsolt Szita Law Office (included in Exhibit 5.1).

23.2	The consent of Arnold & Porter LLP (included in Exhibit 5.2).

23.3	Consent of Dr. György Matolcsy, Minister of National Economy of the Republic of Hungary (included on page II-4).

99.1	Fiscal Agency Agreement dated as of January 29, 2010, between the Republic of Hungary and Citibank, N.A.*

Notes:—

*	Previously filed as an exhibit to the Republic’s Form 18-K/A filed on February 4, 2010 and such exhibit is incorporated by reference herein and made a part of this Registration Statement.

SIGNATURE OF THE ISSUER
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Republic of Hungary has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on the 2nd day of December, 2010.

THE REPUBLIC OF HUNGARY, Acting by and through its Minister of National Economy, being the Minister Responsible for Public Finances
By:	/s/ Dr. György Matolcsy
	Name:	Dr. György Matolcsy
	Title:	Minister of National Economy

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Republic of Hungary in the United States, has signed this Registration Statement in the city of New York, New York, on the 2nd day of December, 2010.

By:	/s/ Károly Dán
	Name:	Károly Dán
	Title:	Consul General of the Republic of Hungary in New York

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*

4.1	Form of proposed Debt Security (attached to the form of Fiscal Agency Agreement under Exhibit 99.1 below).

5.1	Opinion of Dr. Zsolt Szita Law Office, Hungarian counsel of the Republic of Hungary as to the legality of the Debt Securities.

5.2	Opinion of Arnold & Porter LLP, U.S. counsel to the Republic of Hungary as to the legality of the Debt Securities.

23.1	The consent of Dr. Zsolt Szita Law Office (included in Exhibit 5.1).

23.2	The consent of Arnold & Porter LLP (included in Exhibit 5.2).

23.3	Consent of Dr. György Matolcsy, Minister of National Economy of the Republic of Hungary (included on page II-4).

99.1	Fiscal Agency Agreement dated as of January 29, 2010, between the Republic of Hungary and Citibank, N.A.*

Notes:—

*	Previously filed as an exhibit to the Republic’s Form 18-K/A filed on February 4, 2010 and such exhibit is incorporated by reference herein and made a part of this Registration Statement.